CM

09056694

SECURITIES AND EXCHANGE COMMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section

FEB 25 2009

Washington, DC
110

| SEC FILE NUMBER |
|---|
| 8- 66183 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST INDEPENDENT FINANCIAL SERVICES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7134 S. YALE SUITE 560
(No. and Street)

| TULSA | OKLAHOMA | 74136-6352 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILLIP PALMER 918-492-9484
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENLEY AND JOHNSON, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

| 1409 N.W 150TH STREET | EDMOND | OKLAHOMA | 73013 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KG 3/24

# OATH OR AFFIRMATION

I, PHILLIP PALMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST INDEPENDENT FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public Oklahoma
OFFICIAL SEAL
DEBRA J. ROTH
Tulsa County
03011066 Exp. 8-21-11

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

# HENLEY AND JOHNSON, P.L.L.C.

**Certified Public Accountants**
1409 N. W. 150th
Edmond, Oklahoma 73013
Phone: (405) 348-8348
Fax: (405) 348-8001

Jack S. Henley, CPA
William J. Johnson, CPA

Member
Oklahoma Society of
Certified Public Accountants

## INDEPENDENT AUDITORS' REPORT

Board of Directors
First Independent Financial Services, Inc.

We have audited the accompanying statements of financial condition of First Independent Financial Services, Inc., as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and statement of cash flows for the two years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of First Independent Financial Services, Inc., as of December 31, 2008 and 2007, and the results of its operations, and its cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 11 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Henley and Johnson

Edmond, Oklahoma
February 16, 2009

# FIRST INDEPENDENT FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

## ASSETS

| | 2008 | 2007 |
|---|---|---|
| Cash and cash equivalents | $ 30,745 | $ 52,039 |
| Restricted cash deposit with clearing organization - *Note 4* | 25,000 | 25,000 |
| Receivable from clearing agency | 1,871 | 11,629 |
| Other receivables - *Note 6* | 118,087 | 102,000 |
| Prepaid expenses | 17,868 | 7,332 |
| Furniture and equipment, net of accumulated depreciation of $ 5,380 and $ 4,280 | -0- | 1,100 |
| Security deposits | 7,592 | 7,592 |
| | 201,163 | 206,692 |

## LIABILITIES

| | 2008 | 2007 |
|---|---|---|
| Accrued liabilities | 132,814 | 109,961 |
| | 132,814 | 109,961 |

## STOCKHOLDERS' EQUITY

| | 2008 | 2007 |
|---|---|---|
| Common Stock,$1.00 par value, authorized 50,000 shares, 500 shares issued and outstanding. | 500 | 500 |
| Additional paid-in capital | 126,000 | 126,000 |
| Retained earnings (deficit) | ( 58,151) | ( 29,769) |
| | 68,349 | 96,731 |
| | $ 201,163 | $ 206,692 |

See accompanying notes to financial statements

# FIRST INDEPENDENT FINANCIAL SERVICES, INC.

Statement of Financial Condition
Year Ended December 31, 2008 and 2007

(With Independent Auditors' Report)